General Nutrition Centers, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222
December 22, 2009
BY EDGAR
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	General Nutrition Centers, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 (the “Fiscal Year”) Filed March 19, 2009 (the “10-K”) File No. 333-144396
Dear Mr. Owings:
     Set forth below are General Nutrition Centers, Inc.’s (“GNC”) responses to the comments received from the staff of the SEC (the “Staff”) in the Staff’s comment letter dated December 8, 2009. For your convenience, we have repeated each of your numbered comments in italics followed by our responses. References throughout this letter to “we”, “us”, “our” and “the Company” are to GNC.
Item 11. Executive Compensation, page 127
Compensation Discussion and Analysis, page 127
Annual Incentive Compensation, page 130
1.	We note your response to comment five of our letter. Please provide proposed language regarding the difficulty of achieving the target levels.
     Response: We propose to add disclosure substantially as follows:
The compensation committee sets the EBITDA target at a level it believes is both challenging and achievable. By establishing a target that is challenging, the compensation committee believes that performance of its employees, and therefore the Company, is maximized. By setting a target that is also achievable, the compensation committee believes that employees remain motivated to perform at the high level required to achieve the target. The compensation committee may also determine in a particular year that based upon other factors than financial performance the awarding of full or partial bonuses is appropriate. In 2007 and 2008, the Company successfully met established EBITDA targets and bonus payments were made.

Stock Options, page 131
2.	We note your response to comment six of our letter. Please provide proposed language regarding the granting of stock option awards.
     Response: We propose to add disclosure substantially as follows:
The executive officer level positions within the company hierarchy are as follows: Chief Executive Officer, President, Executive Vice President, Senior Vice President, and Vice President. All stock option grants to executive officers are determined by the compensation committee. Since January 2008, we have consistently applied the following ranges of stock option grants for individuals at the executive officer level:
     Chief Executive Officer: 1,000,000 shares (minimum level)
     President: 750,000 shares (minimum level)
     Executive Vice President: 300,000 to 350,000 shares
     Senior Vice President: 70,000 to 135,000 shares
     Vice President: 20,000 to 30,000 shares
We seek to provide employees, including all executive officers, with overall compensation and incentive packages that are commensurate with their respective functions and levels of seniority, and that are competitive within the retail industry. The compensation committee has determined that the foregoing grant levels are appropriate within the overall compensation and incentive package applicable to the various executive officer positions.
As the Chief Executive Officer and President are unique offices, each filled by a single individual, the compensation committee has established minimum stock grant levels only. This enables the committee to craft a total compensation package necessary to recruit and retain top talent to attract and retain individuals at these levels. All other officer level positions have multiple individuals who share the same title and level within the Company.
The compensation committee may, in its discretion, amend the foregoing levels on an individual basis if it determines that competitive considerations and/or circumstances require the Company to make exceptions to the foregoing levels to retain qualified executives.
Employment and Separation Agreements with Our 2008 Named Executive Officers, page 140
3.	We note your response to comment four of our letter as it relates to comment 20 from our letter dated September 29, 2009. We continue to believe you should provide the requested disclosure- Please refer to “Staff Observations in the Review of Executive Compensation Disclosure,” available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, which states;

We found that a significant number of companies could enhance their Compensation Discussion and Analysis by discussing and analyzing their decisions regarding change-in-control and termination arrangements with the named executive officers. Item 402(b)(1)(v) requires a company to disclose how it determines the amount and formula, where applicable, to pay for each compensation element. Item 402(b)(1)(vi) requires a company to discuss how each compensation element, and the company’s decisions regarding that element, fit into the company’s overall compensation objectives and affect decisions regarding other compensation elements. We asked a number of companies to disclose why they structured the material terms and payment provisions in their change-in-control and termination arrangements as they did. We also asked companies to discuss how potential payments and benefits under these arrangements may have influenced their decisions regarding other compensation elements.
     Response: We propose to add disclosure substantially as follows:
The termination and change in control arrangements for our named executive officers and other senior employees are generally based on form employment agreements. As such, these arrangements generally are uniform and not highly negotiated. The amounts payable in connection with termination and change in control events are tied to our officers’ respective base salaries and annual bonuses, and therefore are proportionately higher for the more senior and highly compensated officers. Similarly, the termination and change in control arrangements for our Chief Executive Officer and President generally provide for higher payments than those for other officers. These provisions were negotiated with our most senior officers, and deemed appropriate by the compensation committee, to both attract and retain the individuals and to ensure that their long-term interests are aligned with those of the Company. Specifically, the change in control provisions are designed to reflect the expectations of the Board with respect to the manner in which the Company will be operated over the life of the employment agreements and to be consistent with our peer companies. Similarly, the termination provisions, which provide for lump sum payments of salary and bonus, and in some instances, acceleration of stock options, are designed to preserve the value of the long-term compensation arrangements for Mr. Fortunato and Ms. Kaplan to ensure the continued alignment of their interests with those of the Company.
Because the amounts payable in connection with termination and change in control events are generally based on the formula set forth in the form employment agreements, the compensation committee does not generally consider the amounts when establishing the compensation of its named executive officers. The compensation committee, together with the Company, established the terms of the foregoing arrangements to address and conform to our overall compensation objectives in attracting and retaining the caliber of executives that are integral to our growth: market competitiveness; maintaining management continuity, particularly through periods of uncertainty related to change in control events; providing our key personnel with the assurance of fair and equitable treatment following a change in management control and other events; and ensuring that management is held to high standards of integrity and performance.
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     We look forward to discussing with you any additional questions you may have regarding our filings. Please do not hesitate to call me at (412) 288-2029. In addition, we would greatly appreciate receiving any additional comments by facsimile to (412) 288-4764.

Sincerely,
/s/ Michael Nuzzo
Michael Nuzzo
Executive Vice President and Chief Financial Officer

cc:	Joseph Fortunato, General Nutrition Centers, Inc. Gerald J. Stubenhofer, General Nutrition Centers, Inc. Pippa Bond, Proskauer Rose LLP

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